P10 Industries, Inc.
2128 W. Braker Lane, BK 12
Austin, Texas 78758

November 25, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:     P10 Industries, Inc. (formerly Active Power, Inc.) Request to Withdraw Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-3 filed under for type S-3/A (File No. 333-210925)

Ladies and Gentlemen:

P10 Industries, Inc. (formerly Active Power, Inc.), a Delaware corporation (the “Company”), hereby submits this letter to notify the United States Securities and Exchange Commission (the “Commission”) of an inadvertent EDGAR filing submission error. On November 18, 2016, the Company erroneously filed with the Commission via EDGAR Post-Effective Amendment No. 1 to Form S-3 (File No. 333-210925) under form type S-3/A (accession number 0001044435-16-000157), rather than under form type POS AM, as was intended. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission withdraw such S-3/A filing. The Company refiled Post-Effective Amendment No. 1 to Form S-3 under for POS AM on November 18, 2016. In accordance with Rule 477 under the Securities Act, no securities have been sold under Post-Effective Amendment No. 1 to the Form S-3.
Thank you for your assistance with this matter. Should you have any questions or comments concerning this request, please contact our outside counsel, Milam F. Newby, Esq., at Vinson & Elkins, L.L.P. at (512) 542-8400.
Very truly yours,
P10 INDUSTRIES, INC.
/s/ JAMES A. POWERS
James A. Powers
Chief Financial Officer and Vice President of Finance